GREENLANE HOLDINGS, INC.

1095 Broken Sound Parkway, Suite 300

Boca Raton, FL 33487

October 26, 2022

VIA EDGAR

Janice Adeloye

Dietrich King

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-267782)

Dear Ms. Adeloye and Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Greenlane Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-267782) to 4:05 p.m., Eastern Time, on October 27, 2022, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Justin R. Salon, the Company’s counsel at Morrison & Foerster LLP, at (202) 887-8785.

Very truly yours, Greenlane Holdings, Inc.

By:	/s/ Darshan Dahya
Name:	Darshan Dahya
Title:	Chief Accounting Officer